Exhibit 99.2

São Paulo Bogotá Montevideo Santiago Fourth Quarter & Full Year 2022 Earnings FEBRUARY 14, 2023

2 Disclaimer This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others . Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20 - F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www . sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . This presentation does not constitute an offer of any Patria Fund . We prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever . Results for the current reporting period are preliminary and unaudited . Due to the closing of the acquisition of Igah Ventures on December 1 , 2022 , certain elements of our 4 Q 22 IFRS balance sheet and IFRS financial results are dependent on Igah’s completed purchase price allocation, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation . We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non - GAAP financial measures, together with their reconciliations, for the periods indicated . We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS . Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies .

3 Patria Reports Fourth Quarter & Full Year 2022 Results “Patria generated strong results for the 4th quarter and full year 2022, delivering our FRE guidance for 50% annual growth, as well as performance fees during a challenging year for global markets. We believe we are uniquely positioned as a gateway for alternative investments in Latin America, with the talent and resources in place to execute on the multi - year targets shared at our recent Investor Day event. ” ALEX SAIGH CHIEF EXECUTIVE OFFICER FEBRUARY 14, 2023 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the fourth quarter and full year ended December 31, 2022. Conference Call Patria will host its fourth quarter and full year 2022 investor conference call via public webcast on February 14, 2023, at 9:00 a.m. ET. To register, please use the following link: https://edge.media - server.com/mmc/p/8zkkn696 For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ About Patria Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $27.2 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long - term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com Shareholder Relations Contacts JOSH WOOD PatriaShareholdersRelations@patria.com T: +1 917 769 - 1611 E: josh.wood@patria.com ANDRE MEDINA T: +1 345 640 - 4904 E: andre.medina@patria.com Dividend Patria has declared a quarterly dividend of $0.308 per share to record holders of common stock at the close of business on March 1, 2023. This dividend will be paid on March 22, 2023.

4 Patria Reports Fourth Quarter & Full Year 2022 Results FEBRUARY 14, 2023

Patria's Fourth Quarter & Full Year 2022 IFRS Results

- IFRS Net Income attributable to Patria was US$46.5 million for 4Q22 and US$93.0 million for FY22

(US$ in millions)	4Q21	4Q22	FY21	FY22
Revenue from management fees (1)	42.1	55.9	144.7	223.5
Revenue from incentive fees	4.9	5.9	4.9	6.1
Revenue from performance fees (2)	0.0	29.1	89.3	29.2
Revenue from advisory and other ancillary fees	0.7	1.7	0.7	4.2
Taxes on revenue (3)	(1.5)	(1.2)	(4.1)	(4.0)
Revenue from services	**46.2**	**91.3**	**235.5**	**258.9**
Personnel expenses (4)	(11.9)	(20.1)	(47.6)	(69.8)
Deferred Consideration (5)	(2.0)	(6.1)	(2.0)	(24.4)
Amortization of intangible assets (6)	(2.5)	(4.6)	(6.9)	(17.6)
Carried interest allocation	-	(10.2)	(30.2)	(10.2)
Cost of services rendered	**(16.4)**	**(41.0)**	**(86.8)**	**(122.0)**
Gross profit	**29.8**	**50.3**	**148.8**	**136.9**
Administrative expenses (7)	(5.2)	(6.8)	(14.4)	(30.9)
Other income/(expenses) (8)	(10.1)	4.3	(12.5)	(9.3)
Share of equity-accounted earnings (9)	-	(0.7)	-	(2.4)
Operating income and expenses	**14.5**	**47.1**	**121.9**	**94.3**
Operating income before net financial income/(expense)	**14.5**	**47.1**	**121.9**	**94.3**
Net financial income/(expense) (10)	0.6	1.9	(0.3)	8.1
Income before income tax	**15.1**	**49.0**	**121.6**	**102.5**
Income tax (11)	(1.9)	(2.3)	(0.4)	(8.3)
Net income for the period	**13.2**	**46.7**	**121.2**	**94.1**
Attributable to:				
Owners of the Parent	**13.2**	**46.5**	**122.5**	**93.0**
Non-controlling interests (12)	**-**	**0.1**	**(1.3)**	**1.1**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

5

6 Highlights FRE of $130 mn FY22 up 51% compared to FY21… delivering our FRE guidance for year - over - year growth $3.1 bn of organic capital inflows in 2022 $3.14 of net accrued performance fees, reflecting significant embedded value for shareholders $1.00 … representing a 5+% annual dividend yield 1 Delivering on M&A growth strategy FY22 (1) Considers PAX share price as of 31 - Dec - 21 . DE per share $0.85 FY22 Dividend per share per share and $4.5 bn in total capital formation including acquisitions ▪ Growth Equity (Kamaroopin) ▪ Real Estate/Permanent Capital (VBI) ▪ Venture Capital (Igah) Reached performance fee monetization threshold in Infrastructure Fund III $19 mn of Performance Related Earnings in 4Q22

7 ▪ Total Assets Under Management (“AUM”) of $27.2 billion as of December 31, 2022, up 14% compared to one year ago ▪ Fee - Earning AUM (“FEAUM”) of $19.2 billion as of December 31, 2022, up 7% compared to one year ago ▪ Fundraising of $418 million in 4Q22 and $3.1 billion for FY22 ▪ Total Deployment of $635 million in 4Q22 and $1.3 billion for FY22 ▪ Realizations of $106 million in 4Q22 and $172 million for FY22 Patria’s Fourth Quarter & Full Year 2022 Summary Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $35.3 million in 4Q22, up 20% compared to 4Q21, and $130.0 million for FY22, up 51% from FY21 ▪ Performance Related Earning of $18.9 million in 4Q22 and FY22 ▪ Distributable Earnings (“DE”) of $53.3 million in 4Q22, up from $27.7 in 4Q21, and $147.1 million for FY22, up from $141.3 million in FY21 ▪ Net Accrued Performance Fees were $462 million as of December 31, 2022, up 8% from $428 million as of September 30, 2022, and up 33% from $348 million one year ago ▪ Declared quarterly dividend of $0.308 per common share payable on March 22, 2023 See notes and definitions at end of document

Patria's Fourth Quarter & Full Year 2022 Earnings

- Distributable Earnings ("DE") of $53.3 million in 4Q22, and $147.1 million for FY22

(US$ in millions)	4Q21	4Q22	% Δ	FY21	FY22	% Δ
Management Fees	42.1	54.6	30%	144.7	220.6	52%
(+) Incentive Fees	4.9	5.9		4.9	6.1	
(+) Other Fee Revenues	0.7	1.7		0.7	4.2	
(–) Taxes on Revenues (1)	(1.5)	(1.1)		(3.9)	(3.7)	
Total Fee Revenues	**46.2**	**61.0**	**32%**	**146.4**	**227.1**	**55%**
(–) Personnel Expenses	(11.2)	(18.8)	69%	(43.7)	(65.3)	49%
(–) Administrative Expenses	(4.9)	(5.6)	13%	(14.1)	(26.5)	88%
(–) Placement Fees Amortization and Rebates (2)	(0.8)	(1.3)	59%	(2.5)	(5.3)	111%
Fee Related Earnings (FRE)	**29.3**	**35.3**	**20%**	**86.0**	**130.0**	**51%**
FRE Margin (%)	**63%**	**58%**		**59%**	**57%**	
Realized Performance Fees (After-Tax)	-	29.1		89.1	29.1	
(–) Carried interest allocation and bonuses (3)	0.1	(10.2)		(31.1)	(10.2)	
Performance Related Earnings (PRE)	**0.1**	**18.9**		**58.0**	**19.0**	
(+) Net financial income/(expense) (4)	(0.2)	0.6		(1.0)	4.7	
Pre-Tax Distributable Earnings	**29.2**	**54.9**		**143.0**	**153.6**	
(–) Current Income Tax (5)	(1.6)	(1.6)		(1.7)	(6.5)	
Distributable Earnings (DE)	**27.7**	**53.3**		**141.3**	**147.1**	
DE per Share	**0.19**	**0.36**		**1.02**	**1.00**	

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.
Note: For Patria's non-GAAP Income Statement, results for VBI Real Estate are reflected on a proportional consolidated basis to include Patria's 50% ownership stake on each line item. In the IFRS Income Statement, VBI Real Estate is fully consolidated on each line item and adjusted by non-controlling interest.

8

9 Fee Related Earnings (“FRE”) See notes and definitions at end of document . Totals may not add due to rounding . 63% $29.3 million $35.3 million +20% 4Q 21 4Q22 58% FRE Margin ▪ 4Q22 FRE of $35.3 million was up 20% from 4Q21 ▪ 4Q22 Total Fee Revenues of $61.0 million were up 32% compared to 4Q21 ▪ FRE margin of 58% in 4Q22, consistent with the first three quarters of the year ▪ FY22 FRE of $130.0 million was up 51% from the prior year ▪ FY22 Total Fee Revenues of $227.1 million were up 55% compared to the previous year ▪ FRE margin of 57% in FY22, above our original guidance of the low 50% range for the year 59% $86.0 million $130.0 million FY 21 FY22 57% FRE Margin +51%

Net Accrued Performance Fees

- Net Accrued Performance Fees were $462 million on December 31, 2022, up from $428 million on September 30, 2022
- $19 million of Performance Related Earnings (PRE) in 4Q22 driven by divestments in Infrastructure Fund III
- Compared to one year ago, Net Accrued Performance Fees are up 33% from $348 million primarily driven by incremental gains from Private Equity Funds V and VI and Infrastructure Funds III and IV
- The current Net Accrued Performance Fees equate to $3.14 per share

Net Accrued Performance Fees (US$ in millions)



348
428
19
11
21
2
481
(19)
462
4Q21
EoP FX US$/BRL 5.58
3Q22
EoP FX US$/BRL 5.41
PE V (2015)
PE VI (2019)
IS III (2013)
Other[1]
Before Realization
IS III Realized Perf. Fee
4Q22
EoP FX US$/BRL 5.22
Period Change in Balance by Fund (Vintage)

4Q22 Composition by Fund



IS IV
10
1
Others[1]
IS III
129
US$ 462 mn
254
PE V
67
PE VI

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

Net Accrued Performance Fees balances for the reported periods are net of related compensation, revenue taxes and income taxes

10

11 9.0 10.9 5.1 5.8 5.0 4.7 2.1 2.1 2.2 ▪ Total AUM of $27.2 billion as of December 31, 2022, up 14% compared to $23.8 billion one year ago ▪ FY22 AUM increase driven primarily by $3.1bn of inflows in addition to the acquisition of VBI, partially offset by $2.3bn of outflows ▪ Total AUM is comprised of Fair Value of Investments of $22.7 billion and Uncalled Capital of $4.6 billion as of December 31, 2022 Total Assets Under Management Credit Private Equity Infrastructure See notes and definitions at end of document . Totals may not add due to rounding . 4Q22 23.8 4Q21 27.2 14% Public Equities Real Estate Advisory & Distribution 1.3 (US$ in billions) + 1.0 8.5 3.8 4.7 2.1 1.2 2.3 US$ 22.7 bn 1.0 2.4 2.1 US$ 4.6 bn 0.1 Fair Value of Investments Uncalled Capital FY22 Fundraising Activity ▪ $3.1 billion of organic inflows in 2022 across multiple products ▪ $4.5 billion in total capital formation including $1.4 billion of AUM inflows through acquisitions 2.3 0.4

12 Portfolio Activity - Drawdown Funds ▪ More than $1.3 billion deployed for the year, with $635 million deployed in 4Q22 including: o $515 million in two new theses for Private Equity Fund VII o $120 million in our Infrastructure Fund IV ▪ Valuations for our drawdown funds were up $420 million overall for the year excluding the impact of currency fluctuation, driven by strong portfolio appreciation in our Infrastructure business ▪ Realizations of $172 million in FY22. Recent divestment activity in Infrastructure Fund III will be reflected as early 2023 realizations based on timing of cash flows See notes and definitions at end of document . Totals may not add due to rounding . Notes : ( i ) Total Deployment represents the incremental capital invested or reserved in the period, as this reflects the most relevant activity driving fee revenue and the fundraising cycle . (ii) Others include Credit and Real Estate drawdown funds . Realizations ($mn) 4Q22 FY22 Total 106 172 Private Equity - 39 Infrastructure 103 112 Others 3 20 Valuation Impact ($mn) Increase (Decrease) 4Q22 FY22 Total 117 420 Private Equity (63) (75) Infrastructure 197 556 Others (17) (61) Total Deployment 1 ($mn) (Invested + Reserved) 4Q22 FY22 Total 635 1,344 Private Equity 515 965 Infrastructure 120 319 Others - 61

Fee Earning Assets Under Management

- Fee Earning AUM (FEAUM) of $19.2 billion was up 7% from one year ago mainly driven by deployment in our flagship funds, inflows across the platform and M&A, partially offset by Infrastructure Fund II reaching the contractual end of its fee term and redemptions in Credit and Public Equities
- Management Fees of $54.6 million in 4Q22 were up 30% compared to 4Q21 with approximately 70% of current management fees denominated in U.S. dollars and not exposed to currency fluctuations
- $1.2 billion of pending FEAUM as of December 31, 2022, eligible to generate fees once deployed
- $5.9 million of incentive fees realized in 4Q22



Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
(US$ in billions)
7%
17.9
19.2
0.4
2.0
2.1
4.9
3.5
4.9
1.8
1.4
2.1
4.5
3.3
6.0
4Q21
4Q22



4Q22 Mgmt. Fee Revenue Breakdown Per Strategy
US$ 54.6 mn
46%
24%
15%
7%
5%
2%



4Q22 Realized Incentive Fees Breakdown Per Strategy
US$ 5.9 mn
2.3
3.6

PATRIA

Note: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document. Totals may not add due to rounding.

13

Platform Overview by Asset Class

Asset Class	FEAUM by Structure			Fee Basis	Duration	Currency Exposure Hard / Soft (%)	Effective Mgmt. Fee Rate
Private Equity	**$6.0bn**	100%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	95% / 5%	1.7%
Infrastructure	**$3.3bn**	95%	Drawdown Funds	Hybrid: Committed/ Deployed Capital at Cost	Long-dated & Illiquid	82% / 18%	1.6%
		5%	Infrastructure Core	Net Asset Value	Listed Permanent Capital	0% / 100%	
Credit	**$4.5bn**	94%	Moneda Credit Funds	Net Asset Value	Listed closed-end funds with periodic limited liquidity	74% / 26%	0.8%
		6%	Patria Private Credit Fund	Net Asset Value	Long-dated & Illiquid	0% / 100%	
Public Equities	**$2.1bn**	95%	Moneda Equities Funds	Net Asset Value	Listed closed-end funds with periodic limited liquidity	0% / 100%	0.8%
		5%	Patria CEF (PIPE)	Net Asset Value	Evergreen fund with periodic limited liquidity	0% / 100%	
Real Estate	**$1.4bn**	40%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	59% / 41%	1.1%
		60%	REITs	Net Asset Value	Permanent Capital	0% / 100%	
Advisory & Distribution	**$1.8bn**	29%	Moneda Advisory Assets	Net Asset Value	Liquid	32% / 68%	0.3%
		71%	Moneda Distribution Partnership	Based on Underlying Fund	Long-dated & Illiquid	100% / 0%	
Total	**$19.2bn**					**69% / 31%**	**1.2%**

PATRIA

Note: *Currency Exposure Hard / Soft (%)* reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. *Effective Management Fee Rate* reflects the annualized management fee revenue divided by the average FEAUM for the most recent period. Real Estate *Effective Mgmt. Fee Rate* includes the proforma impact of 100% of VBI which is effective at Patria's 50% ownership level. Private Equity effective management fee rate is temporarily impacted by fee holiday terms for our latest vintage flagship fund.

14

15 Total AUM Roll Forward Three Months Ended December 31, 2022 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 3Q22 10,564 5,674 4,517 2,174 1,352 2,220 26,501 Acquisitions 1 285 - - - - - 285 Inflows 2 - 64 141 27 21 165 418 Outflows 3 (2) (106) (182) (305) (26) (128) (749) Valuation Impact (57) 193 140 99 (71) (21) 283 FX 282 69 58 145 45 109 708 Funds Capital Variation 4 (162) (58) 20 - 4 - (196) AUM 4Q22 10,909 5,836 4,693 2,140 1,325 2,345 27,250 Twelve Months Ended December 31, 2022 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 4Q21 9,017 5,060 4,982 2,142 366 2,248 23,815 Acquisitions 1 339 - - - 1,021 - 1,360 Inflows 2 1,271 101 551 278 42 888 3,132 Outflows 3 (69) (119) (861) (567) (54) (652) (2,322) Valuation Impact (67) 553 (23) 312 (115) (89) 571 FX 526 233 10 (25) 74 (51) 767 Funds Capital Variation 4 (107) 8 35 - (9) - (73) AUM 4Q22 10,909 5,836 4,693 2,140 1,325 2,345 27,250 See notes and definitions at end of document . Totals may not add due to rounding .

Total FEAUM Roll Forward

Twelve Months Ended December 31, 2022 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 4Q21	**4,942**	**3,521**	**4,927**	**2,136**	**414**	**1,991**	**17,930**
Acquisitions[1]	111	-	-	-	888	-	998
Inflows[2]	1,191	337	444	278	50	265	2,565
Outflows[3]	(203)	(654)	(846)	(567)	(54)	(294)	(2,618)
Valuation Impact	-	6	(15)	312	23	(161)	166
FX and Other	8	77	9	(18)	84	(34)	127
FEAUM 4Q22	**6,048**	**3,287**	**4,520**	**2,142**	**1,404**	**1,767**	**19,167**

Three Months Ended December 31, 2022 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 3Q22	**5,733**	**3,243**	**4,339**	**2,176**	**1,351**	**1,741**	**18,584**
Acquisitions[1]	111	-	-	-	-	-	111
Inflows[2]	195	5	145	27	21	52	445
Outflows[3]	-	(7)	(169)	(305)	(23)	(67)	(571)
Valuation Impact	-	3	147	99	11	(14)	246
FX and Other	9	42	58	145	43	55	353
FEAUM 4Q22	**6,048**	**3,287**	**4,520**	**2,142**	**1,404**	**1,767**	**19,167**

PATRIA

Notes: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document. Totals may not add due to rounding.

16

Investment Performance - Drawdown Funds

(In Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	Divested	614,685	1,902	1,193,499	1,195,402	1.9x	8%	19%
PE IV (2011)	1,270,853	117%	1,208,926	1,530,206	209,465	1,739,670	1.4x	3%	12%
PE V (2015)	1,807,389	101%	1,480,550	3,762,745	121,970	3,884,715	2.6x	21%	29%
PE VI (2019)	2,689,666	110%	1,603,056	2,216,232	31,466	2,247,697	1.4x	15%	16%
Total Private Equity ex. Co-Inv	**6,623,504**		**5,122,676**	**7,511,085**	**2,888,504**	**10,399,589**	**2.0x**	**14%**	**19%**
Co investments	745,010	100%	745,010	407,221	1,398	408,619	0.5x	n/m	n/m
Total Private Equity	**7,368,514**		**5,867,686**	**7,918,306**	**2,889,902**	**10,808,207**	**1.8x**	**13%**	**18%**
Infrastructure									
Infra II (2010)	1,154,385	102%	997,679	360,404	824,439	1,184,843	1.2x	0%	11%
Infra III (2013)	1,676,237	116%	1,305,615	2,160,992	698,180	2,859,172	2.2x	13%	24%
Infra IV (2018)	1,941,000	112%	503,117	728,060	-	728,060	1.4x	17%	18%
Total Infrastructure ex. Co-Inv	**4,771,622**		**2,806,410**	**3,249,457**	**1,522,619**	**4,772,075**	**1.7x**	**7%**	**17%**
Co investments	903,516	77%	698,585	363,424	597,039	960,463	1.4x	n/m	n/m
Total Infrastructure	**5,675,138**		**3,504,996**	**3,612,881**	**2,119,658**	**5,732,538**	**1.6x**	**7%**	**18%**
Real Estate/Agribusiness	(BRL)	%	(BRL)	(BRL)	(BRL)	(BRL)	(BRL)	(USD)	(BRL)
RE I (2004)	177,362	Divested	168,335	-	459,072	459,072	2.7x		24%
RE II (2009)	996,340	87%	1,020,355	54,379	1,113,030	1,167,409	1.1x		0%
RE III (2013)	1,310,465	86%	1,172,233	402,457	146,879	549,335	0.5x		-19%
Farmland (2018)	149,043	Divested	61,019	-	96,684	96,684	1.6x		14%
Co investments	1,107,668	100%	1,093,900	9,023	-	9,023	0.0x		-70%
Total Real Estate/Agri	**3,740,879**		**3,515,842**	**465,859**	**1,815,665**	**2,281,524**	**0.6x**		**-16%**

Note: Patria will report investment performance for funds/strategies with Total AUM equal or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO. Going forward, new funds will be reported as they reach the $500 million threshold.

17

18 Investment Performance - Credit & Public Equities Note : Includes composite investment performance for funds of strategies with Total AUM of $ 500 million or more, and where relevant, a weighted composite of underlying benchmarks 1yr 3yr 5yr Since Incep. Latam Equities (2008) USD 809 6.1% -5.0% -1.2% 2.5% Benchmark: Latam Equities Index 6.8% -5.7% -1.2% -0.1% 256 bps Chilean Equities (1994) CLP 1,082 33.4% 4.8% -0.2% 13.1% Benchmark: Chilean Equities Index 24.2% 3.1% -2.9% 7.7% 540 bps Latam High Yield (2000) USD 3,036 -3.3% 2.4% 2.6% 10.8% Benchmark: CEMBI Broad Div Latam HY -5.8% 0.4% 1.9% 7.0% 375 bps Latam Local Currency Debt (2009) USD 681 4.9% -2.1% -0.7% 3.0% Benchmark: GBI Broad Div Latam 3.8% -3.4% -0.1% 1.9% 114 bps Excess Return Since Incept. Public Equities Credit Asset Class Strategy Functional Currency Strategy AUM (USD Mn) Compounded Annualized Net Returns

19 Reconciliations and Disclosures

20 Share Summary 4Q21 1Q22 2Q22 3Q22 4Q22 Class A Common Shares 54,247,500 54,247,500 54,247,500 54,247,500 54,247,500 Class B Common Shares 92,945,430 92,945,430 92,945,430 92,945,430 92,945,430 Total Shares Outstanding 147,192,930 147,192,930 147,192,930 147,192,930 147,192,930

Patria's Earnings – 5 Quarter View

(US$ in millions)	4Q21	1Q22	2Q22	3Q22	4Q22	FY21	FY22
Management Fees	42.1	54.6	55.6	55.8	54.6	144.7	220.6
(+) Incentive Fees	4.9	0.0	0.1	0.1	5.9	4.9	6.1
(+) Other Fee Revenues	0.7	1.1	0.9	0.5	1.7	0.7	4.2
(–) Taxes on Revenues (1)	(1.5)	(0.8)	(0.9)	(0.9)	(1.1)	(3.9)	(3.7)
Total Fee Revenues	**46.2**	**55.0**	**55.6**	**55.4**	**61.0**	**146.4**	**227.1**
(–) Personnel Expenses	(11.2)	(15.1)	(15.7)	(15.6)	(18.8)	(43.7)	(65.3)
(–) Administrative Expenses	(4.9)	(6.5)	(7.4)	(7.1)	(5.6)	(14.1)	(26.5)
(–) Placement Fees Amortization and Rebates (2)	(0.8)	(1.5)	(1.4)	(1.1)	(1.3)	(2.5)	(5.3)
Fee Related Earnings (FRE)	**29.3**	**31.9**	**31.1**	**31.7**	**35.3**	**86.0**	**130.0**
FRE Margin (%)	**63%**	**58%**	**56%**	**57%**	**58%**	**59%**	**57%**
Realized Performance Fees (After-Tax)	-	-	-	0.0	29.1	89.1	29.1
(–) Carried interest allocation and bonuses (3)	0.1	-	-	-	(10.2)	(31.1)	(10.2)
Performance Related Earnings (PRE)	**0.1**	**-**	**-**	**0.0**	**18.9**	**58.0**	**19.0**
(+) Net financial income/(expense) (4)	(0.2)	4.8	(0.8)	0.1	0.6	(1.0)	4.7
Pre-Tax Distributable Earnings	**29.2**	**36.7**	**30.3**	**31.8**	**54.9**	**143.0**	**153.6**
(–) Current Income Tax (5)	(1.6)	(1.7)	(1.1)	(2.1)	(1.6)	(1.7)	(6.5)
Distributable Earnings (DE)	**27.7**	**35.0**	**29.2**	**29.7**	**53.3**	**141.3**	**147.1**
DE per Share	**0.19**	**0.24**	**0.20**	**0.20**	**0.36**	**1.02**	**1.00**
Additional Metrics							
Total Assets Under Management	23,815	27,639	26,315	26,501	27,250	15,069	27,250
Fee-Earning Assets Under Management	17,930	18,992	18,773	18,584	19,164	9,236	19,164

PATRIA

See notes and definitions at end of document

21

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	4Q21	1Q22	2Q22	3Q22	4Q22	FY21	FY22
Management Fees	42.1	54.6	55.6	55.8	54.6	144.7	220.6
(+) Incentive Fees	4.9	0.0	0.1	0.1	5.9	4.9	6.1
(+) Other Fee Revenues	0.7	1.1	0.9	0.5	1.7	0.7	4.2
(–) Taxes on Revenues	(1.5)	(0.8)	(0.9)	(0.9)	(1.1)	(3.9)	(3.7)
Total Fee Revenues	**46.2**	**55.0**	**55.6**	**55.4**	**61.0**	**146.4**	**227.1**
(–) Personnel Expenses	(11.2)	(15.1)	(15.7)	(15.6)	(18.8)	(43.7)	(65.3)
(–) Administrative Expenses	(4.9)	(6.5)	(7.4)	(7.1)	(5.6)	(14.1)	(26.5)
(–) Placement Fees Amortization and Rebates	(0.8)	(1.5)	(1.4)	(1.1)	(1.3)	(2.5)	(5.3)
Fee Related Earnings (FRE)	**29.3**	**31.9**	**31.1**	**31.7**	**35.3**	**86.0**	**130.0**
Realized Performance Fees (After-Tax)	-	-	-	0.0	29.1	89.1	29.1
(–) Carried interest allocation and bonuses	0.1	-	-	-	(10.2)	(31.1)	(10.2)
Performance Related Earnings (PRE)	**0.1**	**-**	**-**	**0.0**	**18.9**	**58.0**	**19.0**
(+) Net financial income/(expense)	(0.2)	4.8	(0.8)	0.1	0.6	(1.0)	4.7
Pre-Tax Distributable Earnings	**29.2**	**36.7**	**30.3**	**31.8**	**54.9**	**143.0**	**153.6**
(–) Current Income Tax	(1.6)	(1.7)	(1.1)	(2.1)	(1.6)	(1.7)	(6.5)
Distributable Earnings (DE)	**27.7**	**35.0**	**29.2**	**29.7**	**53.3**	**141.3**	**147.1**
(-) Deferred Taxes (1)	(0.3)	(2.5)	1.4	0.1	(0.5)	1.3	(1.5)
(-) Amortization of intangible assets from acquisition (2)	(1.9)	(3.9)	(4.7)	(4.3)	(4.5)	(4.7)	(17.4)
(-) Long term employee benefits (3)	(0.8)	(1.8)	(1.2)	(0.1)	(0.4)	(3.0)	(3.5)
(-) Deferred and contingent consideration (4)	(2.3)	(7.0)	(7.0)	(7.3)	8.4	(2.3)	(12.9)
(-) Other transaction costs (5)	(9.0)	(1.0)	(1.0)	(1.4)	(3.9)	(11.5)	(7.2)
(-) Option, warrant and trust account (6)	-	(0.2)	2.8	(0.8)	(2.1)	-	(0.3)
(-) SPAC expenses and transaction costs (7)	-	(0.4)	(3.7)	(3.7)	(3.7)	-	(11.4)
Net income for the period (8)	**13.2**	**18.3**	**15.9**	**12.2**	**46.5**	**121.2**	**93.0**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

22

23 IFRS Balance Sheet Results Throughout this presentation all current period amounts are preliminary and unaudited . Totals may not add due to rounding . See notes and definitions at end of document . (US$ in millions) 12/31/2021 12/31/2022 (US$ in millions) 12/31/2021 12/31/2022 Assets Liabilities and Equity Cash and cash equivalents 15.3 69.0 Client funds payable (1) 78.2 23.6 Client funds on deposit (1) 78.2 23.6 Consideration payable on acquisition (10) 16.4 28.4 Short term investments (2) 151.9 243.3 Personnel and related taxes (11) 37.8 27.0 Accounts receivable (3) 97.1 125.4 Taxes payable 3.9 0.9 Project advances (4) 3.2 5.7 Carried interest allocation (12) 11.6 10.4 Other assets (5) 3.6 6.9 Derivative financial instuments - 1.1 Recoverable taxes 3.2 5.7 Commitment subject to possible redemption (13) - 234.1 Other liabilities 8.4 7.7 Current Assets 352.5 479.6 Current liabilities 156.3 333.2 Accounts receivable (3) 11.0 6.3 Gross obligation under put option (16) - 65.6 Deferred tax assets 3.4 1.7 Consideration payable on acquisition (10) 27.8 33.4 Project advances 0.7 0.9 Carried interest allocation (12) - 2.1 Other assets 3.2 2.0 Personnel liabilities 5.3 1.7 Long term investments (6) 18.3 35.2 Other liabilities (8) 7.7 14.1 Derivative financial instruments - 6.3 Non-current liabilities 40.8 116.9 Investments in associates (7) - 8.0 Property and equipment (8) 13.4 24.6 Total liabilities 197.1 450.1 Intangible assets (9) 358.9 399.0 Capital 0.0 0.0 Non-current assets 408.9 484.0 Additional paid-in capital 485.2 485.2 Performance Share Plan (14) 0.8 1.5 Retained earnings 87.9 77.6 Cumulative translation adjustment (15) (9.6) (10.2) Equity attributable to the owners of the parent 564.3 554.1 Non-controlling interests - (40.6) Equity 564.3 513.5 Total Assets 761.4 963.6 Total Liabilities and Equity 761.4 963.6

24 Notes Notes to page 5 – Patria’s Fourth Quarter & Full Year 2022 IFRS Results (1) Increase in management fee revenues from prior year due to (a) management fees earned by acquired business and (b) increase in capital deployed by Private Equity Fund VII (2) Performance fees determined in accordance with the funds offering documents, based on the expected value for which it is highly probable that a significant reversal will not occur (3) Taxes on revenue represent taxes charged directly on services provided in some of the countries where Patria operates (4) The increase is driven by additional personnel expenses from acquired business (5) Deferred consideration is accrued for services rendered during retention period of employees for acquired business (6) The increase is due to amortization of intangible assets (non - contractual customer relationships) on acquired businesses (7) The increase is mainly due to additional administrative expenses and amortization of brands from acquired businesses (8) Includes amortization/ accrual of IPO expenses related to the Initial Public Offering concluded on March 14 , 2022 of Patria Latin American Opportunity Acquisition Corp . (ticker PLAO), a Special Purposes Acquisition Company ("SPAC") and other acquisition related transaction costs including unwinding of contingent consideration payable on acquired business (9) Includes share of earnings and amortization on intangible assets of associates from investments with significant influence (10) The increase in annual net financial income is mainly due to realized and unrealized gains from long - term investments and derivative warrants (11) Income tax includes both current and deferred tax expenses for the period (12) Represents the non - controlling interest ( 50% ) of VBI Real Estate Notes to pages 8 – Patria’s Fourth Quarter & Full Year 2022 Earnings and 21 – Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees Amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Performance fee payable to carried interest vehicle have been excluded from performance related earnings (4) Net financial income/(expense) excludes unrealized gains/(losses) on warranties issued by the SPAC and business combination option arrangements, other net financial income/(expenses) on SPAC's Trust account and includes share of equity - accounted earnings (5) Current Income Tax represents tax expenses based on each jurisdiction’s tax regulations ; it is the Income tax discounted by the Deferred Tax Expenses

25 Notes Notes to page 10 – Net Accrued Performance Fees (1) Other includes Private Equity fund III, Infrastructure fund II and Moneda’s Alturas II Notes to page 12 – Portfolio Activity - Drawdown Funds (1) Total Deployment represents the incremental capital invested or reserved for investments in drawdown funds during the period Notes to page 15 – Total AUM Roll Forward 1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction clos ed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows generally reflects fundraising activity in the period 3) Outflows generally reflects divestment activity in our drawdown funds, dividends, and redemption activity in funds that offer pe riodic liquidity 4) Funds Capital Variation generally reflects the change in cash - on - hand balances at the fund level during the period. This include s but is not limited to: ( i ) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been d ist ributed to limited partners and (iii) amounts used to pay down capital call financing facilities Notes to page 16 – Total FEAUM Roll Forward 1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transactio n c losed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dep endent on the individual fee terms of each fund 3) Outflows reflects decreases to the management fee basis of our funds related to divestment activity or a contractual basis st epd own in drawdown funds, redemption activity in funds that offer periodic liquidity, and dividends in certain funds with fees based on NAV.

26 Notes Notes to Page 22 – Reconciliation of IFRS to Non - GAAP Measures (1) Deferred Taxes are temporary taxable differences mostly from non - deductible employee profit sharing expenses (2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationship, and brands (3) Expenses with equity - based compensation and long - term employee benefits from acquired businesses . Includes Officers’ Fund tracking shares, IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business (4) Expenses for acquisition costs accruals . ( i ) Deferred consideration is accrued over retention period of key management from acquired businesses . (ii) Contingent consideration is the fair value adjustment of the earn - out payable (5) Non - recurring expenses associated with business acquisitions and restructuring (6) Unrealized gains and losses on warrants issued by the SPAC and option arrangements from business combinations (7) SPAC's expenses are excluded from Distributable Earnings (8) Reflects net income attributable to owners of the Parent Notes to Page 23 – IFRS Balance Sheet Results (1) Receivables and payables from and to clients, related to Moneda brokerage activities (2) The balance includes trust account of Patria Latin American Opportunity Acquisition Corp . (ticker PLAO), a Special Purposes Acquisition Company ("SPAC") (3) Current and non - current accounts receivable includes US $ 30 . 1 million and US $ 6 . 1 million related to performance fees and incentive fees respectively (4) The movement reflects additional recoverable advances made for the development of new investments funds (5) The movement reflects working capital movements as needed for prepaid expenses and advances (6) The movement in Long - term investments includes changes in fair value in Patria Growth Capital Fund I FIP Multiestrategia ( StartSe ) and other investment acquisitions (7) Reflects acquisition of investments in associates (including intangibles on acquisition of associates) - Kamaroopin (8) The movement reflects additional right - of - use assets and lease liabilities recognized for the groups' global office locations (9) The movement reflects intangibles on businesses acquisitions and their amortization (10) The payable amounts relate to purchase consideration payable for businesses acquisitions, which include amounts contingent to the business performance over a specific period (11) The movement reflects the accrual of 2022 employee profit - sharing and other long - term employee benefits (12) The outstanding amount reflects 35 % of performance fees receivable to be paid to a carried interest vehicle (13) Liabilities related to SPAC for warrants (ticker PLAOW) and redeemable SPAC Class A ordinary shares (PLAO) (14) Other reserves reflect the share based incentive plan (15) The movement reflects the impact of exchange rates on assets and liabilities held in foreign currencies (16) Gross obligation related to option arrangements to acquire non - controlling interests

27 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders . DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses) . DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income . • Drawdown Funds are illiquid, closed - end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10 - 14 years . • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date . Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement . • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis . FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity base compensation and non - recurring expenses . • Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital . • Incentive Fees are realized performance - based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments . • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings . • Net IRR represents the cash - weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals . Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund . • Pending FEAUM refers to committed capital that is eligible to earn management fees but is not yet activated per the basis defined in the applicable management agreement . • Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals . We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third - party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund . • Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co - investments . In general, Total AUM equals the sum of ( i ) the fair value of the investments of each one of the funds and co - investments ; and (ii) uncalled capital, which is the difference between committed and called capital .